UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Vitru Limited

(Name of Issuer)

Common shares, $0.00005 par value per share

(Title of Class of Securities)

G9440D103

(CUSIP Number)

Felipe Samuel Argalji

c/o Crescera Asset Management Ltda.

Rua Aníbal de Mendonça, No. 27, 2º floor,

Ipanema, cidade e Estado do

Rio de Janeiro, Brazil

+55 21 3687-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Grenfel S. Calheiros and Paulo Fernando Cardoso

Simpson Thacher & Bartlett LLP

Av. Presidente Juscelino Kubitschek, 1455

12th Floor, Suite 121

São Paulo, SP 04543-011

Brazil

+55-11-3546-1000

November 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. G9440D103

1.	Names of Reporting Persons. Crescera Growth Capital Master V Fundo de Investimento em Participações - Multiestratégia
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,297,332
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,297,332

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,297,332
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G9440D103

1.	Names of Reporting Persons. Crescera Growth Capital V Co-Investimento III Fundo de Investimento em Participações - Multiestratégia
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,554,934
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,554,934

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,554,934
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G9440D103

1.	Names of Reporting Persons. Crescera Asset Management Ltda.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,852,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,852,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,852,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G9440D103

1.	Names of Reporting Persons. Crescera Investimentos Ltda.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,852,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,852,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,852,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. G9440D103

1.	Names of Reporting Persons. Crescera Partners S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Brazil

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,852,266
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,852,266

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,852,266
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) relates to the common shares, $0.00005 par value per share (“Common Shares”) of Vitru Limited, a Cayman Islands entity (the “Issuer”). The principal offices of the Issuer are located at Rodovia José Carlos Daux, 5500, Torre Jurerê A, 2nd floor, Saco Grande, Florianópolis, State of Santa Catarina, 88032-005, Brazil.

Item 2. Identity and Background

(a) and (b) This Schedule 13D is being filed jointly by the following hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

i.	Crescera Growth Capital Master V Fundo de Investimento

em Participações—Multiestratégia (“Crescera Master Fund”)

Rua Iguatemi, No. 151, 19th Floor

São Paulo, Brazil

Citizenship: Brazil

ii.	Crescera Growth Capital V Co-Investimento III Fundo de Investimento

em Participações—Multiestratégia (“Crescera Co-Investment Fund”)

Rua Iguatemi, No. 151, 19th Floor

São Paulo, Brazil

Citizenship: Brazil

iii.	Crescera Asset Management Ltda.

Rua Aníbal de Mendonça, No. 27, 2º floor

Ipanema, cidade e Estado do Rio de Janeiro, Brazil

Citizenship: Brazil

iv.	Crescera Investimentos Ltda.

Rua Aníbal de Mendonça, No. 27, 2º floor

Ipanema, cidade e Estado do Rio de Janeiro, Brazil

Citizenship: Brazil

v.	Crescera Partners S.A.

Rua Aníbal de Mendonça, No. 27, 2º floor

Ipanema, cidade e Estado do Rio de Janeiro, Brazil

Citizenship: Brazil

Information regarding each director and executive officer of, Crescera Asset Management Ltda., Crescera Investimentos Ltda. and Crescera Partners S.A. is set forth on Schedule I hereto.

(c) Crescera Partners S.A. is the holding company and controlling shareholder of Crescera Group, owning 100% of Crescera Investimentos Ltda. In turn, Crescera Investimentos Ltda., another holding company, owns more than 99% of Crescera Asset Management Ltda., a private equity investment firm regulated by CVM (the Brazilian SEC) that acts as the investment manager of Crescera Master Fund and Crescera Co-Investment Fund (collectively the “Funds”).

The principal business of the Funds is making investments in financial instruments. The principal business of Crescera Asset Management Ltda. is performing the functions of and serving as the investment manager to the Funds. The principal business of Crescera Investimentos Ltda. is performing the functions of and serving as the controlling shareholder of Crescera Asset Management Ltda.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(b) above for citizenship or place of organization, as applicable, of each of the Reporting Persons.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

Item 3. Source and Amount of Funds or Other Consideration

On November 10, 2022, the Funds purchased an aggregate of 3,636,363 Common Shares pursuant to an investment agreement (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Investment Agreement”) entered into on September 27, 2022 between the Issuer and the Funds for an aggregate purchase price of approximately $58.3 million or $16.02 per share. On December 5, 2022, the Funds purchased an additional 215,903 Common Shares for an aggregate purchase price of approximately $3,458,766 or $16.02 per share.

The source of funds used for the purchases described herein were from general funds available to the Funds, including capital contributions from their respective investors.

Item 4. Purpose of Transaction

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

All of the securities reported herein were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Based on such review, market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may, from time to time, acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Pursuant to the Investment Agreement described in Item 6 below, the Funds were given the right to appoint two (2) members of the Issuer’s Board of Directors (the “Board”). On November 16, 2022, Mr. Daniel Arthur Borghi, Co-CEO and member of the executive committee of Crescera Group and Mr. Felipe Samuel Argalji, Director and member of the executive committee of Crescera Group were appointed to the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

In their capacity as significant stockholders of the Issuer, the Reporting Persons may take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives and may engage in communications with one or more other stockholders or other securityholders of the Issuer as well. Each of the Reporting Persons, in its capacity as a shareholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional Common Shares or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Shares beneficially owned by them in any manner permitted by law and their respective By-Laws.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2, 3 and 4 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a), (b) As of the date hereof, Reporting Persons may be deemed to beneficially own an aggregate of 3,852,266 Common Shares as follows: Crescera Master Fund directly holds 2,297,332 Common Shares and Crescera Co-Investment Fund directly holds 1,554,934 Common Shares representing an aggregate of approximately 11.5% of the Common Shares of the Issuer, based upon 33,471,310 Common Shares outstanding as disclosed in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 18, 2022.

The aggregate number and percentage of Common Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Crescera Asset Management Ltda. is the investment manager of the Funds, and, as such, in accordance with Brazilian regulation, has the power to manage such securities and make decisions regarding the securities held by Crescera Master Fund and Crescera Co-Investment Fund, in observance of the Funds’ By-Laws. Crescera Investimentos Ltda. is the controlling shareholder of Crescera Asset Management Ltda. Crescera Partners S.A. is the sole shareholder of Crescera Investimentos Ltda. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of securities owned by another Reporting Person. The shareholders of Crescera Partners S.A. and investment committee members of the Reporting Persons disclaim beneficial ownership of all shares that may be deemed beneficially owned by the Reporting Persons for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(c) Except as described herein, none of the Reporting Persons have effected any transaction with respect to the Common Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

On September 27, 2022, the Issuer and the Funds entered into the Investment Agreement, which, in addition to providing the terms and conditions for the sale and purchase of the Issuer’s securities by the Funds, sets forth the following material ongoing provisions:

Lock-Up

During the Lock-Up Period (defined as the period commencing on the execution date of the Investment Agreement and ending on, and including, November 20, 2023), each of the Funds shall not (x) (1) sell, offer, transfer, assign, mortgage, hypothecate, gift, pledge or dispose of, enter into or agree to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment mortgage, hypothecation, gift, encumbrance or similar disposition of (any of the foregoing, a “transfer”), any of the securities of the Issuer or enter into a transaction which would have the same effect, or (2) enter into or engage in any hedge, swap, short sale, derivative transaction or other agreement or arrangement that transfers to any third party, directly or indirectly, in whole or in part, any ownership of, or interests in, the securities of the Issuer, other than in the case of Permitted Transfers. “Permitted Transfers” shall mean any (i) transfer to a Funds’ affiliate that executes and delivers to the Issuer a joinder becoming a Purchaser party to the Investment Agreement, (ii) transfer to the Issuer or any of its subsidiaries, (iii) transfer with the prior written consent of the Issuer or (iv) transfer pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Issuer’s share capital involving a change of control of the Issuer that has been approved by the Issuer’s board of directors; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the common shares shall remain subject to the provisions of the Lock-Up Period; and provided further that “change of control” as used herein, shall mean a change in ownership of not less than 50.1% of all of the voting stock of the Issuer.

Board of Directors Appointment Rights

Pursuant to the terms of the Investment Agreement and pursuant to the amended and restated articles of association (“Amended and Restated Articles of Association”) of the Issuer approved by the Issuer’s extraordinary shareholders’ meeting held on November 16, 2022, the Funds (i) for so long as they collectively hold not less than 15 per cent of the voting common shares in issue, shall be entitled to appoint up to two individuals to act as directors by notice in writing addressed to the Issuer from time to time, (ii) for so long as they collectively hold not less than five per cent and not more than 15 per cent of the voting common shares in issue, shall be entitled to appoint one individual to act as a director by notice in writing addressed to the Issuer from time to time, and (iii) shall be entitled to remove any of the directors appointed by them pursuant to (i) and (ii) at any time by notice in writing addressed to the Issuer.

Notwithstanding the above, until the annual general meeting of the issuer to be held in the calendar year of 2024 (which shall not take place earlier than May 1, 2024) (the “2024 AGM”), and provided that the Funds collectively hold not less than five per cent and not more than 15 per cent of the voting common shares in issue, the Funds shall be entitled to appoint up to two individuals to act as directors by notice in writing addressed to the Issuer from time to time; provided that if the Funds transfer one or more common shares between November 20, 2023 and the date of the 2024 AGM, this provision shall cease to apply.

Accordingly, on November 16, 2022 Mr. Daniel Arthur Borghi and Mr. Felipe Samuel Argalji have been appointed as directors of the Issuer. The directors have been appointed by notice by the Funds pursuant to the Issuer’s amended and articles of association, adopted by special resolution at the extraordinary general meeting of shareholders of Vitru held on November 16, 2022.

Registration Rights Agreement

On November 10, 2022, the Issuer entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with the Funds, Mundi Holdings I, L.L.C., Mundi Holdings II, L.L.C., Vinci Capital Partners II, J Beta Fundo de Investimento em Participações Multiestratégia, Agresti Investments LLC, Botticelli Investments LLC, Caravaggio Investments LLC and Raffaello Investments LLC and NB Verrocchio LP (collectively the “Holders”). The Amended and Restated Registration Rights Agreement provides the Holders with certain registration rights related to (i) incidental registrations, (ii) registrations on request, (iii) priorities on incidental and on demand registrations, (iv) limitations, cancelations and postponements on demand registrations, (v) short-form registrations, (vi) shelf take-downs, (vii) registration procedures, among others.

The foregoing descriptions of Investment Agreement, Amended and Restated Articles of Association and Amended and Restated Registration Rights Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, including specific defined terms, which are attached as Exhibit B, Exhibit C and D to this Schedule 13D and are incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Investment Agreement.

C.	Amended and Restated Registration Rights Agreement.

D.	Amended and Restated Articles of Association (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K furnished to the Securities and Exchange Commission on November 17, 2022).

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2023

CRESCERA GROWTH CAPITAL MASTER V FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Felipe Argalji
Name: Felipe Argalji
Title: Director of Crescera Asset Management Ltda.

By:	/s/ Daniel Borghi
Name: Daniel Borghi
Title: Director of Crescera Asset Management Ltda.

CRESCERA GROWTH CAPITAL V CO-INVESTIMENTO III FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA

By:	/s/ Felipe Argalji
Name: Felipe Argalji
Title: Director of Crescera Asset Management Ltda.

By:	/s/ Daniel Borghi
Name: Daniel Borghi
Title: Director of Crescera Asset Management Ltda.

CRESCERA ASSET MANAGEMENT LTDA.

By:	/s/ Felipe Argalji
Name: Felipe Argalji
Title: Director

By:	/s/ Daniel Borghi
Name: Daniel Borghi
Title: Director

CRESCERA INVESTIMENTOS LTDA.

By:	/s/ Felipe Argalji
Name: Felipe Argalji
Title: Director

By:	/s/ Daniel Borghi
Name: Daniel Borghi
Title: Director

CRESCERA PARTNERS S.A

By:	/s/ Felipe Argalji
Name: Felipe Argalji
Title: Director

By:	/s/ Daniel Borghi
Name: Daniel Borghi
Title: Director

[Schedule 13D Signature Page]

SCHEDULE I

Executive Officers and Directors

CRESCERA PARTNERS S.A. AND CRESCERA INVESTIMENTOS LTDA.:

Directors:
Names:	Business address:	citizenship	Principal occupation or employment:

Daniel Borghi	Rua Aníbal de Mendonça, 27 – 2nd floor, Ipanema, Rio de Janeiro, RJ, Brazil -CEP 22.410-050	Brazilian	Co-CEO of Crescera Capital Group / Director of several companies belonging to Crescera Capital Group.
Felipe Argalji		Brazilian	Director of several companies belonging to Crescera Capital Group.
Jaime Cardoso		Uruguayan	Co-CEO of Crescera Capital Group / Director of several companies belonging to Crescera Capital Group.
Priscila Rodrigues		Brazilian	Director of several companies belonging to Crescera Capital Group.

CRESCERA ASSET MANAGEMENT LTDA.:

Directors:
Names:	Business address:	citizenship	Principal occupation or employment:

Daniel Borghi	Rua Aníbal de Mendonça, 27 – 2nd floor, Ipanema, Rio de Janeiro, RJ, Brazil -CEP 22.410-050	Brazilian	Co-CEO of Crescera Capital Group / Director of several companies belonging to Crescera Capital Group.
Felipe Argalji		Brazilian	Director of several companies belonging to Crescera Capital Group.
Jaime Cardoso		Uruguayan	Co-CEO of Crescera Capital Group / Director of several companies belonging to Crescera Capital Group.
Priscila Rodrigues		Brazilian	Director of several companies belonging to Crescera Capital Group.
Fernando Silva		Brazilian	Director of several companies belonging to Crescera Capital Group.
Laura Guaraná		Brazilian	Director of several companies belonging to Crescera Capital Group.
Natalia Galarti		Brazilian	COO and Head of the Legal & Compliance Department of several companies belonging to Crescera Capital Group.